UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2003

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

TABLE OF CONTENTS

SIGNATURES
NEWS RELEASE METHANEX ACQUIRES ADDITIONAL PRODUCTION FLEXIBILITY

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: December 16, 2003	By:	/s/ RANDY MILNER Name: Randy Milner Title: Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE

For immediate release

METHANEX ACQUIRES ADDITIONAL PRODUCTION FLEXIBILITY

December 15, 2003

Methanex Corporation has entered into an agreement with Terra Industries to acquire all of Terra’s methanol customer contracts relating to its 700,000 tonne per year methanol facility located in Beaumont, Texas. In addition, Methanex will acquire certain production rights to the facility and exclusive rights to all methanol produced at the facility until the end of 2008. The agreement will commence following the close of business (Central Standard Time) on December 31, 2003 and lump-sum consideration paid by Methanex for this transaction will be US$25 million.

Bruce Aitken, President and COO of Methanex commented, “This transaction demonstrates our continued leadership in the methanol industry. Over the next twelve months we expect to add two important increments of low-cost capacity in Trinidad and Chile, and we need maximum flexibility as we bring this new capacity to market.”

Gerry Duffy, Methanex’s Senior Vice President, Global Marketing & Logistics added, “This new arrangement with Terra, and the transaction with Lyondell announced in December 2002, will provide our global supply chain with valuable flexibility and an even broader customer base.”

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.” Methanex can be visited online at www.methanex.com.

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Inquiries: Chris Cook Director, Investor Relations Phone: (604) 661-2600	Information in this news release may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include world-wide economic conditions, the ability to implement business strategies and pursue business opportunities, conditions in the methanol and other industries, and carrying out major capital expenditure projects. Please also refer to page 40 in our 2002 Annual Report for more information on forward-looking statements